March 29, 2019

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2018 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2018.

I, Maria Elena Vazquez Jaimes, P. Geo, Geological Database Manager of First Majestic Silver Corp., hereby consent to the use of my name, in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-227855) of the Company (the "Registration Statement"), in connection with reference to my involvement in the preparation of the following technical reports (the “Technical Reports”):

  "La Guitarra Silver Mine, Temascaltepec, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update " dated March 15, 2015,

  "La Encantada Silver Mine, Ocampo, Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update " dated December 31, 2015,

  "San Martin Silver Mine, San Martín de Bolaños Jalisco, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update" dated December 31, 2016,

  "La Parrilla Silver Mine, San José de La Parrilla, Durango Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Update" dated December 31, 2016 and to references to the Technical Report, or portions thereof, in the Annual Report and Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and Registration Statement.

Yours truly,

“Maria Elena Vazquez Jaimes”
Maria Elena Vazquez Jaimes, P. Geo.
Geological Database Manager